File No. 812-13564

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

SECOND AMENDED AND RESTATED

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTIONS 6(c) AND
17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN EXEMPTION FROM SECTION 17(a) AND PURSUANT TO

SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM

SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT

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In the Matter of

Phoenix Life Insurance Company

PHL Variable Insurance Company

Phoenix Life and Annuity Company

Phoenix Edge Series Fund

Phoenix Variable Advisors, Inc.

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Communications, Notice, and Order to:

Kathleen A. McGah, Esq.

Phoenix Life Insurance Company

One American Row, H-11

Hartford, Connecticut 06102

With Copies To:

W. Thomas Conner, Esq.	Eric C. Freed, Esq.
Sutherland Asbill & Brennan LLP	Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW	1114 Avenue of the Americas
Washington, DC 20004-2415	40th Floor
New York, NY 10036

As filed with the Securities and Exchange Commission

On April 22, 2009

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Phoenix Life Insurance Company

PHL Variable Insurance Company

Phoenix Life and Annuity Company

One American Row

Hartford, Connecticut 06102

Phoenix Edge Series Fund

One American Row

Hartford, Connecticut 06102

Phoenix Variable Advisors, Inc.

One American Row

Hartford, Connecticut 06102

Investment Company Act of 1940

File No. 812-13564

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

SECOND AMENDED AND RESTATED

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTION 17(a) AND PURSUANT TO SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM SECTIONS 12(d)(l)(A) AND 12(d)(1)(B) OF THE ACT

I.	Request for Relief

In this second amended and restated application dated as of April 22, 20091 (the “Application”): (i) Phoenix Life Insurance Company (“Phoenix”), PHL Variable Insurance Company (“PHL Variable”) and Phoenix Life and Annuity Company (“PLAC,” and together with Phoenix, PHL Variable, and any insurance company controlling, controlled by or under common control with Phoenix, PHL Variable or PLAC, the “Insurance Companies”); (ii) Phoenix Edge Series Fund (the “Edge Fund”), including the currently existing series and all future series thereof; (iii) any existing or future registered open-end management investment

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1  The initial application for an amended order (the “Initial Application”) was filed on August 11, 2008, and the first amended and restated application was filed on March 9, 2009.

companies and any series thereof that are part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “Act”), as the Edge Fund, and are or will be advised by Phoenix Variable Advisors, Inc. (“PVA”) or any entity controlling, controlled by or under common control with PVA (together with the series of the Edge Fund, the “Phoenix Funds” or “Funds”2); and (iv) PVA (together, the Insurance Companies, the Phoenix Funds and PVA are the “Applicants”) respectfully apply for and request an order amending and superseding a prior order pursuant to Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Section 17(a) of the Act (the “Amended Order”).3

Applicants previously obtained an order from the Securities and Exchange Commission (“Commission”) granting the requested relief (“Prior Order”).4 The Prior Order permits Funds

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2  Each series of the Phoenix Funds is referred to herein as a “Fund.” Any investment adviser to a Fund of Funds (defined below) that meets the definition of Section 2(a)(20)(A) of the Act is referred to as a “Manager.”

3  All entities that currently intend to rely on the requested Amended Order are named as Applicants. Any other entity that relies on the Amended Order in the future will comply with the terms and conditions of the Application. Section 12(d)(1)(G)(ii) of the Act defines the term “group of investment companies” to mean two or more companies that hold themselves out to investors as related companies for purposes of investment and investor services.

4  Investment Company Act Release Nos. 27315 (May 8, 2006) (notice) and 27388 (June 5, 2006) (order). In addition to the Applicants, the Prior Order granted relief to Phoenix Investment Counsel, Inc. (“PIC”), a registered investment adviser that was at the time affiliated with PVA and the Insurance Companies, Phoenix Pholios, a registered investment company, and certain registered open-end management investment companies and their series advised by PIC or any entity controlling, controlled by or under common control with PIC. At the end of business on December 31, 2008, The Phoenix Companies, Inc. (“The Phoenix Companies”), the ultimate parent company of the Insurance Companies and PVA, “spun off” Virtus Investment Partners, Inc. (“Virtus”) and its subsidiaries, the asset management segment of The Phoenix Companies’ business, to shareholders of The Phoenix Companies. Virtus is the holding company for Virtus Investment Advisers, Inc. (formerly PIC). As a result of the spin-off, the successor to PIC is no longer an affiliated person of the Insurance Companies or PVA.Accordingly, PIC, its successor and Phoenix Opportunities Trust have not been included as Applicants hereunder. The Amended Order will not affect the ability of Virtus, and any existing or future registered open-end management investment companies that are part of the same “group of investment companies” as the “Phoenix Funds,” as defined in the Prior Order, that are or will be advised by Virtus or any entity controlling, controlled by or under common control with Virtus, to continue relying on the Prior Order.

(each, a “Fund of Funds,” and collectively the “Funds of Funds”) to invest in other Funds in the “same group of investment companies” as the Fund of Funds (“Affiliated Funds”) and/or in registered open-end management investment companies (“Unaffiliated Management Companies”) and unit investment trusts (“Unaffiliated Trusts”) that are not part of the “same group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Fund of Funds (the Unaffiliated Management Companies and Unaffiliated Trusts are collectively referred to as “Unaffiliated Funds”).5 The Amended Order would supersede the Prior Order only as to the Applicants. The Prior Order also permits the Underlying Funds, their principal underwriters, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Exchange Act”) to sell shares of an Underlying Fund to a Fund of Funds. The Amended Order would subject Applicants to different conditions than the Prior Order, and would delete the condition of the Prior Order (condition #2) prohibiting a Fund of Funds or its Manager, sub-adviser, promoter, principal underwriter and any person controlling, controlled by or under common control with any of these entities (each, a “Fund of Funds Affiliate”) from receiving from an Unaffiliated Fund or its investment adviser(s), sponsor, promoter, principal underwriter and any person controlling, controlled by or under common control with any of these entities (each, an “Unaffiliated Fund Affiliate”) any consideration in connection with any services, transactions or the investment by the Fund of Funds in the Unaffiliated Fund. Rather, the Amended Order would be subject to certain other conditions governing the payment of such consideration

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5  The Affiliated Funds and the Unaffiliated Funds in which each Fund of Funds may invest are collectively referred to as “Underlying Funds.” Each Fund of Funds may also make investments in government securities, domestic and foreign common and preferred stock, fixed income securities, futures transactions, options on the foregoing and in other securities and instruments that are not issued by registered investment companies and that are consistent with its investment objective, including money market instruments (“Other Investments”). Certain of the Unaffiliated Funds may be exchange-traded funds that are registered under the Act as UITs or open-end management investment companies and have received exemptive relief to sell their shares on a national securities exchange at negotiated prices (“ETFs”).

consistent with conditions imposed on funds of funds generally by recently issued Commission orders.

In this regard, Applicants assert that the proposed conditions in this Application are substantially identical to those in a number of orders granted by the Commission permitting comparable “fund of funds” arrangements. See, e.g., Goldman Sachs Trust, et al., Investment Company Act Rel. No. 28347 (July 31, 2008) (Notice) and Investment Company Act Rel. No. 28366 (Aug. 26, 2008) (Order); MLIG Variable Insurance Trust, et al., Investment Company Act Rel. No. 28139 (January 31, 2008) (Notice) and Investment Company Act Rel. No. 28169 (February 26, 2008) (Order); John Hancock Trust, et al., Investment Company Act Rel. No. 27848 (May 30, 2007) (Notice) and Investment Company Act Rel. No. 27873 (June 26, 2007) (Order); Members Mutual Funds, et al., Investment Company Act Rel. No. 27598 (December 13, 2006) (Notice) and Investment Company Act Rel. No. 27657 (January 9, 2007) (Order); MetLife Investors USA Insurance Company, et al., Investment Company Act Rel. No. 27028 (August 11, 2005) (Notice) and Investment Company Act Rel. No. 27028 (September 7, 2005) (Order); Federated Investors, Inc., et al., Investment Company Act Rel. No. 26600 (September 17, 2004) (Notice) and Investment Company Act Rel. No. 26632 (October 13, 2004) (Order).

II.	The Applicants
A.	The Insurance Companies

Phoenix is a life insurance company originally chartered in Connecticut in 1851 and redomiciled to New York in 1992. Phoenix is an indirect wholly-owned subsidiary of The Phoenix Companies, a publicly traded Delaware corporation. Its executive and administrative office is located at One American Row, Hartford, Connecticut.

PHL Variable is a life insurance company chartered in Connecticut on July 15, 1981. PHL Variable is an indirect wholly-owned subsidiary of Phoenix, which as noted above is in turn a wholly-owned subsidiary of The Phoenix Companies. Its executive and administrative office is located at One American Row, Hartford, Connecticut.

PLAC is a life insurance company chartered in Connecticut on July 15, 1981. PLAC is an indirect wholly-owned subsidiary of The Phoenix Companies. Its executive and administrative office is located at One American Row, Hartford, Connecticut.

The Insurance Companies issue group and individual variable annuity contracts and variable life insurance policies (the “Contracts”) that offer opportunities to invest in the Edge Fund through separate accounts registered under the Act (“Registered Separate Accounts”) and separate accounts exempt from registration under the Act (“Unregistered Separate Accounts,” and, together with the Registered Separate Accounts, the “Separate Accounts”).

B.	The Edge Fund

Except for organizational seed capital for certain of the Funds invested by PVA or an affiliate, shares of the Edge Fund currently are sold exclusively to the Insurance Companies, which purchase the shares on behalf of their respective Separate Accounts to fund benefits under the Contracts. Shares of the Edge Fund may also be offered in the future to unaffiliated insurance companies to fund benefits under variable annuity contracts and variable life insurance policies issued by the unaffiliated insurance companies, and directly to certain qualified pension and profit sharing plans, pursuant to an order granted by the Commission.6 The Edge Fund is a Massachusetts business trust organized on February 18, 1986. The Edge Fund is registered under the Act as an open-end management investment company of the series type, and its securities are registered under the Securities Act of 1933, as amended. The Edge Fund currently offers eighteen Funds. Under Massachusetts law and its declaration of trust, the Edge Fund is

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6  The Phoenix Edge Series Fund, et al., Investment Company Act Release Nos. 25687 (July 26, 2002) (Notice) and 25703 (August 20, 2002) (Order).

managed under the direction of its board of trustees (the “Edge Fund Board”). Each Fund that is a series of the Edge Fund has its own investment objectives and policies and is advised by PVA.

C.	PVA

PVA is an affiliated person of the Insurance Companies and is registered under the Investment Advisers Act of 1940, as amended.

III.	Proposed Structure

Pursuant to the Prior Order, the Edge Fund currently offers four Funds of Funds: (i) Phoenix-S&P Dynamic Asset Allocation Series: Moderate; (ii) Phoenix-S&P Dynamic Asset Allocation Series: Moderate Growth; (iii) Phoenix-S&P Dynamic Asset Allocation Series: Growth; (iv) and Phoenix-S&P Dynamic Asset Allocation Series: Aggressive Growth (collectively, the “Existing Insurance-Dedicated Funds of Funds”), and additional Funds of Funds that will be sold to the Separate Accounts to fund benefits under the Contracts may be offered in the future (together with the Existing Insurance-Dedicated Funds of Funds, the “Insurance-Dedicated Funds of Funds”). Each Existing Insurance-Dedicated Fund of Funds currently seeks to achieve its investment objective by investing primarily in Affiliated Funds and ETFs in various combinations and target percentages. In light of Condition #2 of the Prior Order, the Existing Insurance-Dedicated Funds of Funds do not invest in Unaffiliated Funds that are not ETFs because, consistent with industry practice, investment advisers and other affiliates of such Unaffiliated Funds frequently make payments to the Insurance Companies or other Fund of Funds Affiliates for services provided in connection with the Unaffiliated Funds serving as investment options under the Contracts.

The Insurance Companies believe that the Insurance-Dedicated Funds of Funds provide an efficient and simple method of allowing investors to create a comprehensive asset allocation program, and that the Insurance-Dedicated Fund of Funds structure is helpful to Contract holders who are able to identify their long-term investment goals, but are not comfortable deciding how to invest their assets to achieve such goals. The Insurance-Dedicated Funds of Funds are designed to address these concerns and offer investors an opportunity for investment diversification and capital appreciation and greater simplicity in fund selection than would otherwise be available under the Contracts. Applicants believe that revising the conditions of the Prior Order would enhance these benefits by making a greater range of Underlying Funds available for investment by the Insurance-Dedicated Funds of Funds, and would permit the Insurance Companies to offer Funds of Funds subject to the same limitations and safeguards as other insurance companies that have obtained similar relief.

Each Existing Insurance-Dedicated Fund of Funds offers one class of shares. The Edge Fund Board approved the adoption of a Rule 12b-1 distribution plan for each Existing Insurance-Dedicated Fund of Funds whereby 0.25% of a Fund’s assets attributable to its shares may be used to finance the distribution of the Fund’s shares (“Rule 12b-1 fees”). The Insurance-Dedicated Funds of Funds may invest in Affiliated Funds and, subject to the conditions of the Prior Order, including condition #2, Unaffiliated Funds. The Affiliated Funds do not impose any front-end sales charges or contingent deferred sales charges on their shares, and no Rule 12b-1 fees are assessed on the assets of the Affiliated Funds. Unaffiliated Funds may impose Rule 12b-1 fees or fees paid to third parties for providing administrative, sub-transfer agency or shareholder services to beneficial shareholders. With respect to Registered Separate Accounts that invest in an Existing Insurance-Dedicated Fund of Funds, no sales load is charged at the Insurance-Dedicated Funds of Funds level or at the Underlying Fund level. Other sales charges and service fees (as defined in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct

Rule 2830”)), if any, will only be charged at the Insurance-Dedicated Fund of Funds level or at the Underlying Fund level, but not both.7

The fee structure of any Insurance-Dedicated Funds of Funds established in the future will be consistent with the fee structure described in the foregoing paragraph applicable to the Existing Insurance-Dedicated Funds of Funds.

In addition to the Insurance-Dedicated Funds of Funds, other Funds of Funds (“Retail Funds of Funds”) that would be sold directly to the public and that would invest in Affiliated Funds, Unaffiliated Funds and Other Investments may in the future be registered and offered. The Affiliated Funds in which the Retail Funds of Funds would invest would not impose any front-end sales charges or contingent deferred sales charges on their shares. The Retail Funds of Funds might invest in shares of Affiliated Funds that impose Rule 12b-1 fees, and in Unaffiliated Funds that impose Rule 12b-1 fees and/or fees paid to third parties for providing administrative, sub-transfer agency or shareholder services to beneficial shareholders.

Any sales charges and/or service fees, as defined in NASD Conduct Rule 2830, charged with respect to shares of a Retail Fund of Funds would not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

The Applicants believe that, as in the case of the Insurance-Dedicated Funds of Funds, revising the conditions of the Prior Order would make any Retail Funds of Funds subject to the same limitations and safeguards as other investment companies that have obtained similar relief, and would enhance the ability to offer the following benefits for investors: ease of fund selection; asset allocation; an opportunity to enhance investment return in light of the investor’s

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7  Any references in the Application to any NASD Conduct Rule include any successor or replacement rule of the Financial Industry Regulatory Authority, Inc.

overall investment objective; the diversification inherent in the Underlying Funds; the professional management of a fund of funds; and greater flexibility in investment management.

IV.	Legal Analysis
A.	Section 12(d)(1)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1) was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•	duplicative costs,
•	the exercise of undue influence or control over the underlying funds, and
•	the complexity of such arrangements.[8]

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company; (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company; or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale:

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8  See the report of the Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

(a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it; or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A) and (B) to the extent necessary to permit the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act and the Underlying Funds, their principal underwriters and any broker or dealer registered under the Exchange Act to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act.

The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, that underlie Sections 12(d)(1)(A) and (B). Applicants believe that the conditions proposed in this Application appropriately address such policy concerns and are equally consistent with the public interest and protection of investors as compared to the conditions of the Prior Order. Accordingly, Applicants believe that the requested relief continues to be appropriate in the public interest and consistent with the protection of investors.

1.	No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the

Affiliated Funds, since they are part of the same group of investment companies. Each Unaffiliated Management Company will operate independently as determined by its own board of directors or trustees and management. Additionally, to limit control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants submit that condition 1 provides that:

•

a Manager and any person controlling, controlled by, or under common control with such Manager, and any investment company or any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act advised or sponsored by the Manager or any person controlling, controlled by, or under common control with the Manager (collectively, a “Group”), and

•

any other investment adviser, within the meaning of Section 2(a)(20)(B) of the Act, to a Fund of Funds (a “Sub-Adviser”), any person controlling, controlled by, or under common control with a Sub-Adviser, and any investment company or any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised by the Sub-Adviser or any person controlling, controlled by, or under common control with the Sub-Adviser (collectively, a “Sub-Adviser Group”)

will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.

If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, a Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of an Unaffiliated Fund, then the Group or Sub-Adviser Group (except for any member of the Group or Sub-Adviser Group that is a Separate Account) will vote the shares it holds of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. A Registered Separate Account will seek voting instructions from its Contract holders and will vote shares of an Unaffiliated Fund held by the Registered Separate Account in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as shares for which instructions were received. An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from Contract holders and vote its shares of the Unaffiliated Fund in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser, or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Management Company) or as the sponsor (in the case of an Unaffiliated Trust).

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, proposed condition 2 precludes a Fund of Funds Affiliate from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate on the one hand and the Unaffiliated Fund or an Unaffiliated Fund Affiliate on the other. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.
                  In seeking to ensure this, proposed condition 3 provides that, prior to investing in Unaffiliated Funds, the board of directors or trustees (“Board”) of each Fund of Funds, including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (the “Disinterested Trustees”), will adopt procedures reasonably designed to assure that the Manager and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions. Proposed condition 4 provides that, once an investment by a Fund of Funds in the securities of an Unaffiliated Management Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Management Company, including a majority of the Disinterested Trustees, will determine that any consideration paid by the Unaffiliated Management Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Management Company, (b) is within the range of consideration that the Unaffiliated Management Company would be required to pay to another unaffiliated entity in connection with the same services or transactions, and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Management Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s). Applicants submit that proposed conditions 2 through 4 of this Application are sufficient to protect against the undue influence concerns underlying Section 12(d)(1) as compared with condition 2 of the Prior Order.

Additionally, no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Management Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Sub-Adviser, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Sub-Adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate”, except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”
              Prior to an investment by a Fund of Funds in the securities of an Unaffiliated Management Company exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Management Company, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Management Company in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Management Company will review these procedures periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Management Company. The Board of the Unaffiliated Management Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Management Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Management Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Management Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

The Unaffiliated Management Company will also keep records concerning these purchases. Specifically, the Unaffiliated Management Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Management Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act. Such written record shall set forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Management Company were made.

To further assure that an Unaffiliated Management Company understands and appreciates the implications of a Fund of Fund’s investment under the requested Amended Order, prior to its investment in the shares of an Unaffiliated Management Company in excess of the limit of Section 12(d)(1)(A)(i) of the Act, a Fund of Funds and the Unaffiliated Management Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the Amended Order and agree to fulfill their responsibilities under the Amended Order (the “Participation Agreement”). At the time of its investment in shares of an Unaffiliated Management Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Management Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Management

Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Management Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Management Company and the Fund of Funds will maintain and preserve a copy of the Amended Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Fund (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.9

2.	No Excessive Layering of Fees

Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds will pay advisory fees to their investment adviser(s). In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). Shares purchased from Affiliated Funds by the Insurance-Dedicated Funds of Funds will not be subject to distribution fees in connection with a plan adopted pursuant to Rule 12b-l under the Act. Shares purchased from Affiliated Funds by the Retail Funds of Funds may be subject to Rule 12b-1 fees. Unaffiliated Funds may also impose Rule 12b-1 fees or fees paid to third parties for providing administrative, sub-transfer agency or other services to beneficial shareholders. Investors in each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

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9  An Unaffiliated Fund, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

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               Each Fund of Funds will also pay its own management or advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own management or advisory, administrative, compliance, record keeping, and custody needs.

To assure that the investment advisory fees are not duplicative, proposed condition 9 provides that, prior to reliance on the Amended Order and subsequently in connection with the approval of any investment advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Disinterested Trustees, will find that the advisory fees charged under a Fund of Fund’s advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract(s). Such finding and the basis upon which the finding was made will be recorded fully in the Board minutes of the appropriate Fund of Funds.

In addition, a Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Fund pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Manager, or an affiliated person of the Manager, other than any advisory fees paid to the Manager or an affiliated person of the Manager by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser or an affiliated person of the Sub-Adviser from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or an affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees (as defined in NASD Conduct Rule 2830), if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds as set forth in Rule 2830.

A Fund of Funds will represent in the Participation Agreement that no insurance company sponsoring a registered separate account funding variable insurance contracts will be permitted to invest in the Fund of Funds unless the insurance company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the separate account, Fund of Funds and Underlying Fund levels, will be reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

3.	Structure Not Overly Complex

The proposed arrangement will not create an overly complex fund structure that would confuse investors. To address the investor confusion concern, Applicants propose condition 12, which provides that no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that an Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more affiliated investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

B.	Section 17(a)

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Because the Manager serves as investment adviser to each Fund of Funds and the Manager or an affiliated person of the Manager serves as investment adviser to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Manager and therefore affiliated persons of one another. The Funds of Funds and the Underlying Funds may also be deemed to be affiliated persons of one another by virtue of a 5% or greater ownership interest by a Fund of Funds of one or more of such Underlying Funds’ outstanding voting securities. The sale of shares by the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).10 Therefore, in light of these possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

Section 17(b), however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) provides that:

the Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants do not believe that the differences between the proposed conditions under this Application and the conditions of the Prior Order should give rise to any material differences in the legal analyses under Section 17(a), or that granting relief from Section 17(a) is any less appropriate than was the case with the Prior Order. Applicants believe that the proposed structure satisfies the requirements for an exemption under both Sections 17(b) and 6(c) as the

_________________________

10  Applicants acknowledge that receipt of compensation by: (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund, or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to the Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

terms are fair and reasonable and do not involve overreaching. The terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.11 Finally, the proposed structure will be consistent with the policies of each Fund of Funds and Underlying Fund and with the general purposes of the Act. The investment by a Fund of Funds in shares of the Underlying Funds and the issuance of shares of the Underlying Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds.

V.	Applicants’ Conditions

Applicants agree that any Amended Order granting the requested relief shall be subject to the following conditions:

1.         The members of a Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Sub-Adviser Groupwill not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, a Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, it (except for any member of the Group or the Sub-Adviser Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser

_________________________

11  Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions at market prices rather than through principal transactions with the Underlying Fund at net asset value. Applicants would not rely on the requested relief from Section 17(a) for such secondary market transactions. A Fund of Funds could seek to transact in “creation units” directly with an ETF pursuant to the requested Section 17(a) relief.

within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Management Company) or as the sponsor (in the case of an Unaffiliated Trust).

A Registered Separate Account will seek voting instructions from its Contract holders and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.         No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.         The Board of each Fund of Funds, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to assure that the Manager and any Sub-Adviser are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or a Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.         Once an investment by a Fund of Funds in the securities of an Unaffiliated Management Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the

Unaffiliated Management Company, including a majority of the Disinterested Trustees, will determine that any consideration paid by the Unaffiliated Management Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Management Company; (b) is within the range of consideration that the Unaffiliated Management Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Management Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.         No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Management Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.         The Board of an Unaffiliated Management Company, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Management Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Management Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Management Company will review these purchases periodically, but no less frequently than annually, to determine whether or not the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Management Company. The Board of the Unaffiliated Management Company will consider, among other things, (a) whether or not the purchases were consistent with the investment objectives and policies of the Unaffiliated Management Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether or not the amount of securities purchased by the Unaffiliated Management Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of an Unaffiliated Management Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.         Each Unaffiliated Management Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase from an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Management Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired; (b) identity of the underwriting syndicate’s members; (c) terms of the purchase; and (d) information or materials upon which the determinations of the Board of the Unaffiliated Management Company were made.

8.         Prior to its investment in shares of an Unaffiliated Management Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers understand the terms and conditions of the Amended Order and agree to fulfill their responsibilities under the Amended Order. At the time of its investment in shares of an Unaffiliated Management Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Management Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Management Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Management Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Management Company and the Fund of Funds will maintain and preserve a copy of the Amended Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.         Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Disinterested Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.       Each Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Fund pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Manager, or an affiliated person of the Manager, other than any advisory fees paid to the Manager or its affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.       With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12.       No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

IX.	Procedural Matters

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this amended application are authorized to so sign and file the same. Resolutions of certain of the Applicants as required by Rule 0-2(c) under the Act authorizing the filing of this Application were attached as Exhibit A to the Initial Application. These resolutions remain in full force and effect as of the date of this amended and restated Application. Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the first page of this Application.

The Applicants request that the Commission issue the Amended Order without a hearing pursuant to Rule 0-5 under the Act. The Applicants request that any questions regarding this Application be directed to W. Thomas Conner, Esq. at Sutherland Asbill & Brennan LLP, 1275 Pennsylvania Avenue, NW, Washington, DC 20004, telephone (202) 383-0590.

X.	Conclusion

For the foregoing reasons, Applicants request that the Commission issue an Amended Order (i) pursuant to Section 12(d)(l)(J) for an exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) and (ii) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a). Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, Phoenix Life Insurance Company has caused this second amended and restated application to be duly signed in the County of Hartford in the State of Connecticut on the 22nd day of April, 2009.

PHOENIX LIFE INSURANCE COMPANY

By:	s/ Kathleen McGah
Name:	Kathleen McGah
Title:	Vice President and Counsel

VERIFICATION

STATE OF CONNECTICUT	)
)	SS:
COUNTY OF HARTFORD	)

The undersigned states that she has duly executed the attached second amended and restated application dated April 22, 2009 for and on behalf of Phoenix Life Insurance Company; that she is Vice President and Counsel of Phoenix Life Insurance Company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

s/ Kathleen McGah
Name:	Kathleen McGah

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, PHL Variable Insurance Company has caused this second amended and restated application to be duly signed in the County of Hartford in the State of Connecticut on the 22 day of April, 2009.

PHL VARIABLE INSURANCE COMPANY

By:	s/ Kathleen McGah
Name:	Kathleen McGah
Title:	Vice President and Assistant Secretary

VERIFICATION

STATE OF CONNECTICUT	)
)	SS:
COUNTY OF HARTFORD	)

The undersigned states that she has duly executed the attached second amended and restated application dated April 22, 2009 for and on behalf of PHL Variable Insurance Company; that she is Vice President and Assistant Secretary of PHL Variable Insurance Company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

s/ Kathleen McGah
Name:	Kathleen McGah

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, Phoenix Life and Annuity Company has caused this second amended and restated application to be duly signed in the County of Hartford in the State of Connecticut on the 22 day of April, 2009.

PHOENIX LIFE AND ANNUITY COMPANY

By:	s/ Kathleen McGah
Name:	Kathleen McGah
Title:	Vice President and Assistant Secretary

VERIFICATION

STATE OF CONNECTICUT	)
)	SS:
COUNTY OF HARTFORD	)

The undersigned states that she has duly executed the attached second amended and restated application dated April 22, 2009 for and on behalf of Phoenix Life and Annuity Company; that she is Vice President and Assistant Secretary of Phoenix Life and Annuity Company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

s/ Kathleen McGah
Name:	Kathleen McGah

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, Phoenix Edge Series Fund has caused this second amended and restated application to be duly signed in the County of Hartford in the State of Connecticut on the 22 day of April, 2009.

PHOENIX EDGE SERIES FUND

By:	s/ Kathleen McGah
Name:	Kathleen McGah

Title:   Vice President, Chief Legal Officer,
Counsel and Secretary

VERIFICATION

STATE OF CONNECTICUT	)
)	SS:
COUNTY OF HARTFORD	)

The undersigned states that she has duly executed the attached second amended and restated application dated April 22, 2009 for and on behalf of Phoenix Edge Series Fund; that she is the Vice President, Chief Legal Officer, Counsel and Secretary of Phoenix Edge Series Fund; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

s/ Kathleen McGah
Name:	Kathleen McGah

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, Phoenix Variable Advisors, Inc. has caused this second amended and restated application to be duly signed in the County of Hartford in the State of Connecticut on the 22 day of April, 2009.

PHOENIX VARIABLE ADVISORS, INC.

By:	s/ Kathleen McGah
Name:	Kathleen McGah
Title:	Vice President and Assistant Secretary

VERIFICATION

STATE OF CONNECTICUT	)
)	SS:
COUNTY OF HARTFORD	)

The undersigned states that she has duly executed the attached second amended and restated application dated as of April 22, 2009 for and on behalf of Phoenix Variable Advisors, Inc.; that she is Vice President and Assistant Secretary of Phoenix Variable Advisors, Inc.; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

s/ Kathleen McGah
Name:	Kathleen McGah